

Trey Poteat · 3rd

Territory Sales Manager South at Bauer North America

Little Rock Metropolitan Area · 195 connections · Contact info

Bauer North America and Fan Separator

Arkansas State University

Experience

Territory Sales Manager South
Bauer North America and Fan Separator
Mar 2017 – Present · 4 yrs 2 mos
Dallas/Fort Worth Area

Territory Sales Manager for South Eastern US

Advocare Independent Distributor
AdvoCare
Jan 2011 – Sep 2019 · 8 yrs 9 mos

Small Business Owner
Solid Ground Hard Surface Solutions · Self-employed
Apr 2015 – Mar 2018 · 3 yrs
Frisco, Texas, United States

Sports Performance Coach
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Nov 2014 – Apr 2015 · 6 mos

Chemcare Foreman
Sartin Services
Mar 2006 – Aug 2013 · 7 yrs 6 mos

Show 1 more experience

Education

Arkansas State University
Bachelor of Arts (BA), Interdisciplinary Studies
2006 – 2008